Exhibit 99.1

Silicom Ltd.

(An Israeli Corporation)

and its Consolidated Subsidiary

Condensed Interim Consolidated
Financial Statements

June 30, 2009

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Condensed Interim Consolidated Financial Statements as of June 30, 2009

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Condensed Interim Consolidated Balance Sheets

	June 30 2009	December 31 2008
	U.S. dollars in thousands	U.S. dollars in thousands

Assets

Current assets
Cash and cash equivalents	13,641	14,568
Marketable Securities	8,908	8,426
Accounts receivables:
Trade, net	4,063	4,849
Other	250	353
Inventories	4,880	5,269
Deferred tax assets	192	210

Total Current Assets	31,934	33,675

Marketable Securities	18,597	16,204

Assets held for employees' severance benefits	1,043	1,066

Deferred tax assets	169	234

Property, plant and equipment, net	673	795

Total assets	52,416	51,974

The accompanying notes are an integrated part of these condensed interim consolidated financial statements

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Condensed Interim Consolidated Balance Sheets (Continued)

	June 30 2009	December 31 2008
	U.S. dollars in thousands	U.S. dollars in thousands

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	1,586	2,681
Other accounts payable and accrued expenses	2,255	2,054

Total current liabilities	3,841	4,735

Long-term liability
Liability for employees' severance benefits	1,892	1,905

Total liabilities	5,733	6,640

Shareholders' Equity
Share capital and additional paid in capital	33,328	33,102
Treasury shares	(38)	(38)
Retained earnings	13,393	12,270

Total Shareholders' equity	46,683	45,334

Total liabilities and shareholders equity	52,416	51,974

The accompanying notes are an integrated part of these condensed interim consolidated financial statements

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Condensed Interim Consolidated Statements of Income

	Three-month period ended June 30,		Six-month period ended June 30,
	2009	2008	2009	2008
	U.S dollars in thousands (Except for share and per-share data)		U.S dollars in thousands (Except for share and per-share data)

Sales	4,048	5,172	9,066	12,875
Cost of sales	2,438	3,196	5,516	7,641

Gross profit	1,610	1,976	3,550	5,234

Operating Expenses
Research and development	698	827	1,335	1,684
Selling and marketing	443	629	822	1,173
General and administrative	317	382	592	791

Total operating expenses	1,458	1,838	2,749	3,648

Operating income	152	138	801	1,586
Financial income, net	192	262	536	509

Income before income taxes	344	400	1,337	2,095

Income tax expenses	88	77	214	36

Net income	256	323	1,123	2,059

Income per share
Basic income per ordinary share	0.04	0.05	0.17	0.31

Weighted average number of ordinary
shares used to compute basic income
per-share (in thousands)	6,696	6,688	6,695	6,676

Diluted income per ordinary share	0.04	0.05	0.16	0.30

Weighted average number of ordinary
shares used to compute diluted income
per-share (in thousands)	6,840	6,770	6,818	6,777

The accompanying notes are an integrated part of these consolidated condensed interim financial statements

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders' equity
	Number of shares(1)	US$ thousands

Balance at
December 31, 2007	6,570,876	20	31,727	(38)	7,625	39,334

Changes during 2008
Exercise of options	14,700	*	38	-	-	38
Exercise of warrants	108,487	*	983	-	-	983
Share-based compensation	-	-	334	-	-	334
Net income	-	-	-	-	4,645	4,645

Balance at
December 31, 2008	6,694,063	20	33,082	(38)	12,270	45,334

Changes during Six-month
period Ended June 30, 2009
Exercise of options	2,827	*	9	-	-	9
Share-based compensation	-	-	217	-	-	217
Net income	-	-	-	-	1,123	1,123

Balance at
June 30, 2009	6,696,890	20	33,308	(38)	13,393	46,683

(1) Net of 14,971 shares held by the subsidiary

(*) Less than 1 thousand.

The accompanying notes are an integrated part of these condensed interim consolidated financial statements

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Condensed Interim Consolidated Statements of Cash Flows

	Six-month period ended June 30, 2009	Six-month period ended June 30, 2008
	U.S$ in thousands	U.S$ in thousands

Cash flows from operating activities
Net Income	1,123	2,059

Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	220	207
Liability for employees' severance benefits, net	10	293
Expenses from marketable securities	70	2
Share based compensation expense	217	146
Deferred tax assets	83	(189)
Accounts receivable - trade	786	2,344
Accounts receivable - other	103	(3)
Inventories	389	(1,415)
Trade accounts payable	(1,095)	261
Other accounts payable and accrued expenses	201	391
Capital gains from sales of property, plant and equipment	-	(12)

Net cash provided by operating activities	2,107	4,084

Cash flows from investing activities
Purchase of property, plant and equipment	(98)	(460)
Proceeds from sales of property, plant and equipment	-	13
Proceeds from maturity of marketable securities	5,800	3,200
Purchase of marketable securities	(8,745)	(12,404)

Net cash used in investing activities	(3,043)	(9,651)

Cash flows from financing activities
Exercise of options and warrants	9	964

Net cash provided by financing activities	9	964

Decrease in cash and cash equivalents	(927)	(4,603)

Cash and cash equivalents at beginning of period	14,568	14,216

Cash and cash equivalents at end of period	13,641	9,613

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Financing expenses	53	48

Taxes on income	20	37

The accompanying notes are an integrated part of these condensed interim consolidated financial statements

Silicom Ltd. and its Consolidated Subsidiary
Notes to the Condensed Interim Consolidated Financial Statements

Note 1 – General

A. Description of Business

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting server networking solutions for a broad range of servers and server based systems. It also offers a broad range of its traditional PC cards, PCI cards and USB products.

The Company’s shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), since February 1994 and in Israel on the Tel Aviv Stock Exchange (“TASE”), since December 2005. Since February 11, 2008, the Company’s shares have been traded on the NASDAQ Global Market (prior thereto they were traded on the NASDAQ Capital Market).

Silicom markets its products directly, through (i) Original Equipment Manufacturers (“OEMs”) which sell the Company’s connectivity products under their own private labels or incorporate the Company’s products into their products, (ii) a worldwide network of independent distributors and (iii) its US-based subsidiary.

In these Condensed Interim Consolidated Financial Statements the terms “Company” or Silicom refer to Silicom Ltd. and its wholly owned subsidiary, Silicom Connectivity Solutions, Inc., whereas the term “subsidiary” refers to Silicom Connectivity Solutions, Inc., a wholly owned subsidiary of Silicom Ltd.

Note 2 – Significant Accounting Policies

A. Basis of Presentation and adoption of new accounting standards

The accompanying Condensed Interim Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. It is suggested that these condensed interim consolidated financial statements be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008. Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

Effective April 1, 2009, the Company adopted FSP FAS 107-1 and APB 28-1, “Interim Disclosures About Fair Value of Financial Instruments” (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 require disclosure of the fair value of the Company’s financial instruments in interim reporting periods.

Effective April 1, 2009, the Company adopted FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP FAS 115-2 and 124-2) which significantly changes the existing other-than-temporary impairment model for debt securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency and expands required disclosures about other-than-temporary impairment for debt and equity securities. FSP FAS 115-2 and FAS 124-2 did not have a material effect on the Company’s financial statements.

Notes to the Condensed Interim Consolidated Financial Statements (Continued)

A. Basis of Presentation and adoption of new accounting standards (Continued)

Effective April 1, 2009, the Company adopted FSP FASB statement No. 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, This FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, “Fair Value measurements”, when the volume and level of activity for the asset or liability have significantly decreased and when circumstances indicate a transaction is not orderly. FSP FASB statement No. 157-4 did not have a material effect on the Company’s financial statements.

Effective April 1, 2009, the Company adopted FASB SFAS No. 165, “Subsequent Events” (SFAS 165). SFAS 165 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued (subsequent events). These standards are largely the same guidance on subsequent events which previously existed only in auditing literature. SFAS 165 also requires disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. This disclosure has been provided in Note 6 below.

B. Use of Estimates and Assumptions

The preparation of the Condensed Interim Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Condensed Interim Consolidated Financial Statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may vary from these estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts; deferred tax assets, fixed assets, inventory, investments, and share-based compensation; income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Note 3 – Inventories

	June 30, 2009	December 31, 2008
	US dollars in thousands	US dollars in thousands

Raw materials and components	$1,881	$2,282
Work in progress	$2,680	$2,858
Finished goods	$319	$129

	$4,880	$5,269

Notes to the Condensed Interim Consolidated Financial Statements (Continued)

Note 4 – Marketable Securities

As at December 31, 2008 and June 30, 2009, investment securities consist of corporate debt securities and US government agencies (“the Bonds”), which the Company classified as “held-to-maturity”.

The amortized cost, gross unrealized losses and fair value of the Bonds by major interest type were as follows:

	December 31, 2008
	Amortized cost	Gross unrealized holding losses	Fair value
	US dollars in thousands

Up to 5%	11,867	(324)	11,543
5.01% - 5.34%	12,763	(213)	12,550

	24,630	(537)	24,093

	June 30, 2009
	Amortized cost	Gross unrealized holding losses	Fair value
	US dollars in thousands

Up to 5%	18,601	(164)	18,437
5.01% - 5.3%	8,904	(83)	8,821

	27,505	(247)	27,258

Maturities of the Bonds were as follows as at June 30, 2009:

	Amortized cost	Fair value
	US dollars in thousands

Current maturities	8,908	8,852
Due after one year through 1.88 years	18,597	18,406

	27,505	27,258

The following table summarizes the gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2009:

	Less than 12 months		12 months or more		Total
Held to maturity	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate and US Government Agencies debt securities	(142)	19,403	(105)	7,855	(247)	27,258

The unrealized losses on the investments were caused by interest rate increases. The Company has the ability and intent to hold these investments until maturity; therefore these investments are not considered other than temporary impaired.

Notes to the Condensed Interim Consolidated Financial Statements (Cont’d)

Note 5 – Share based compensation – Stock options to employees and directors

The following table summarizes information regarding stock options as at June 30, 2009:

	Options outstanding
Exercise price US$	Number of options	Weighted average remaining contractual life (in years)

0.90	1,950	2.57
2.53	40,500	5.49
3.19 - 5.75	311,173	5.08

	353,623

	Options exercisable
Exercise price US$	Number of options	Weighted average remaining contractual life (in years)

0.90	1,950	2.57
2.53	40,500	5.49
3.19 - 5.75	112,173	1.16

	154,623

The stock option activity in the six months ended June 30, 2009 is as follows:

Number of options

Balance at December 31, 2008	357,450
Forfeited	(1,000)
Exercised	(2,827)

Balance at June 30, 2009	353,623

Exercisable at June 30, 2009	154,623

Notes to the Condensed Interim Consolidated Financial Statements (Continued)

Note 6 – Subsequent Events

A.	On July 25, 2005, the Knesset passed the law for Amendment of Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – amendment 147), which provides for a gradual reduction in the company tax rate to 25% as from 2010.

On July 14, 2009, the Knesset Passed the law for Economic Efficiency (amendment for legislation for implementation of the economic program for 2009-2010), which provides for gradual reduction in the company tax rate to 18% as from 2016. According to the amendments the company tax rate will be reduced in the following manner: in 2009 – 26%, in 2010 – 25%, in 2011 – 24%, in 2012 – 23%, in 2013 – 22%, in 2014 – 21%, in 2015 – 20%, and from 2016 onward the tax rate will be 18%. The aforesaid change in the tax rates did not have a material effect on the Company’s financial statements.

B.	Subsequent events for the period ended June 30, 2009 have been evaluated by the management of the Company through August 25, 2009, the date which these financial statements are issued on.